Filed by Cameron International Corporation
Commission File No. of Subject Company: 1-13884
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: NATCO Group, Inc.
Commission File No. of Subject Company: 001-15603

Frequently Asked Questions – Week of July 20, 2009

The following information is being provided in response to Cameron and NATCO employee questions posted on the www.WelcometoCameron.com website.  As has been noted in the prior FAQ installments, it is important to remember that until the merger is completed, the two companies must remain separate entities and continue to operate independently of each other.

1.	What is Cameron's smoking policy?

Cameron’s smoking policy varies by location, but generally, smoking is not allowed in or near office areas or where smoking could be hazardous.

2.	Does Cameron have any manufacturing capabilities in Canada, or is manufacturing outsourced to third party vendors?

Petreco does not have any in-house manufacturing capabilities in Canada.  All manufacturing is outsourced.

3.	What is Cameron's tuition reimbursement program? I plan to start my masters soon.

Cameron encourages its employees to further their education through the tuition reimbursement program.  The full policy is located in the documents section of this website.

Cameron Educational Assistance Policy

SCOPE
The purpose of this policy is to establish a uniform educational assistance policy and administration guidelines for all U.S. salaried and non-union hourly personnel of Cameron.

POLICY STATEMENT
The Company encourages employees to seek educational opportunities to improve their performance in current job assignments and/or to prepare for future promotional opportunities to which they can reasonably aspire.  In this regard, it is the policy of Cameron to reimburse employees for approved educational expenses if the programs or courses and related costs meet the criteria specified in this policy.

RESPONSIBILITIES
The Corporate Vice-President, Human Resources is responsible for the development of this policy. It is the responsibility of each Division's Human Resources Department to implement and to ensure compliance with this policy. Any questions regarding interpretation or application should be directed to the appropriate Human Resources office.

SPECIAL PROVISIONS

1.	EFFECTIVE DATE-This policy is effective for eligible courses commencing on or after January 1, 2005.

2.	ELIGIBILITY-An employee is eligible to apply for a reimbursement of educational expenses when he/she is employed on a full-time basis.

3.	APPROVED STUDY COURSES-Educational programs which qualify for reimbursement under this policy include job-related vocational training courses and college level courses as follows:

a.	Job-Related vocational training courses.
b.	Job-Related Degree-Completed course work for a job-related undergraduate degree will be reimbursed.
c.
Degree Unrelated to Job Assignment-Completed course work for a degree that is unrelated to the employee's job assignment will not be reimbursed. However, any job-related courses that maybe included in the degree plan will qualify for reimbursement.

d.	Random Courses-Any college level courses or seminars taken at random (not required for a degree) must be job-related to qualify for reimbursement.
e.
Paralegal/Law School-Paralegal programs and complete law school curriculum are excluded from the definition of a degree plan for the purposes of this policy. Only those courses that are related to the employee's job assignment are eligible for reimbursement.

f.	Professional Licensing and Certification-costs of study courses and exams leading to job-related professional licensing and certification (i.e., CPA) are reimbursable.
g.	Graduate School Courses-Graduate school programs must meet the same criteria as undergraduate programs (must be job-related) to qualify for reimbursement.

4.
REIMBURSABLE EXPENSES - Reimbursable costs include tuition fees, books and related charges, excluding parking fees, up to a maximum reimbursement of $5,250 per calendar year in the U.S., or the equivalent in non-U.S. locations. Related costs include building use fees, auto registration fees, lab fees, student service fees, ID fees, examination fees, etc.

Note: Matriculation fees are included as a covered expense under this policy. However, such fees are to be prorated and reimbursed up to a maximum reimbursement of $5,250 per calendar year as discussed above without regard to the employee's method of payment to the school.

5.
APPROVED SCHOOLS-The school must be recognized by Cameron as a fully accredited educational institution. Correspondence school courses may be accepted where no local institution exists, where facilities are not available to provide a comparable program, or when an employee's job prohibits him/her from attending regularly scheduled classes (i.e., extensive travel, etc.). However, the merits of the specific correspondence school will be reviewed by the Division Educational Assistance Administrator on a case-by-case basis to determine eligibility.

6.	REQUIRED GRADES AND SUPPORT DOCUMENTS-The following grades in undergraduate and graduate college courses must be attained to qualify for reimbursement under this policy:

Undergraduate Courses: C Graduate Courses: J.*Blt

An official copy of the employee's grade(s) as well as invoices and/or receipts for all expenses claimed is to be submitted for approval to his/her immediate supervisor, the department manager and the Division Educational Assistance Administrator. Upon approval, the request will be forwarded to the Corporate Benefits Department for payment. The local Human Resources official will be the final approval at non-U.S. locations.

7.
APPLICATION FOR APPROVAL-an employee who is interested in pursuing a particular course or degree should first discuss the matter with his/her immediate supervisor. If the supervisor approves the course(s), the employee should complete an Educational Refund Application (See Exhibit I.) and submit it for approval to the immediate supervisor, the department manager and the Benefits Center for all Cameron U.S. locations. A copy of the employee's degree plan (if applicable) should be attached to the application. Application forms are available in the Human Resources Department.

8.
REIMBURSEMENT-After the employee has completed the course(s); the grade(s) and receipts should be attached to the previously approved application and submitted to the Corporate Benefits Center for all Cameron U.S. locations. The Corporate Benefits Center will enter the payment in SAP and the employee will receive the payment on the next scheduled pay date. Under current IRS regulations, reimbursements received under this policy will not be taxable.

9.	LIMITATIONS-The following limitations apply to this policy:

a.
An employee who voluntarily terminates his/her employment with the Company or is terminated for cause forfeits eligibility for reimbursement. This provision does not apply to employees who have enrolled in the program and are subsequently severed by the Company as a result of a reduction in force or plant closing. In such cases, approved expenses for the employees will be reimbursed for the current semester only.

b.	An employee may not attend classes or study in preparation for classes during scheduled working hours.
c.	Time for class attendance and/or study is not considered as hours worked for the Company.
d.
Employees who are eligible for educational assistance from the Veterans Administration or any other governmental agency are expected to apply for those benefits first. Cameron will then reimburse employees the difference, if any, between the Veterans Administration or any other governmental agency benefits and the amount of the benefits that would have been paid under the provisions of this policy.

CONTINUATION OF EMPLOYMENT

If the employee voluntarily terminates employment with Cameron within twelve (12) months from the date of reimbursement, he/she will be liable for a pro rata portion of the reimbursed expenses. This clause does not apply if the individual’s employment is terminated by the Company. All employees who apply for reimbursement under this policy will be required to sign a Continuation of Employment Agreement (See Exhibit II) prior to receiving the requested payment.

AMENDMENTS
This policy is not a contract and may be modified, revoked, or changed at any time, with or without notice, at the sole discretion of the Company. Any modifications, revocations, or changes must be in writing and must be authorized by the Corporate Vice President, Human Resources.

Forward-Looking Statements

Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties.  Cameron cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron’s and NATCO’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov.  Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, Cameron will file with the SEC a Registration Statement on Form S-4 and NATCO will file a proxy statement, which will be mailed to NATCO’s stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE S-4 AND PROXY STATEMENT REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the S-4 and proxy statement (when available) and other related documents filed by Cameron and NATCO with the SEC at the SEC’s website at www.sec.gov. The S-4 and proxy statement (when it is available) and the other documents may also be obtained for free by accessing Cameron’s website at www.c-a-m.com  under the heading “Investor Relations” and then under the heading “SEC Filings” or by accessing NATCO’s website at www.natcogroup.com under the tab “Investor Relations” and then under the heading “SEC Filings”.

Participants in the Solicitation

NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in NATCO’s proxy statement when it is filed with the SEC. You can find information about NATCO’s executive officers and directors in their definitive proxy statement filed with the SEC on March 23, 2009. You can obtain free copies of these documents from NATCO using the contact information above.